

17017863



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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
415

| SEC FILE NUMBER |
|---|
| 8-69380 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shot Tower Securities LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**621 East Pratt Street - Suite 600**
(No. and Street)

| **Baltimore** | **MD** | **21202** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**David Dunn** **410-376-7900**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

**Smith Elliot Kearns & Company LLC**
(Name - if individual, state last, first, middle name)

| **480 North Potomac Street** | **Hagerstown** | **MD** | **21740** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David R. Dunn, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Shot Tower Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President & General Counsel

Title

Subscribed and sworn to before me this 28 day of February 2017 ~~2016~~



Notary Public Linda Grinwis - Howard County, Maryland
My commission expires 08/14/18

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [√] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [√] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [√] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Smith Elliott Kearns & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE FINANCIAL STATEMENTS

To the Member of
Shot Tower Securities, LLC

We have audited the accompanying statement of financial condition of Shot Tower Securities, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Shot Tower Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shot Tower Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission at December 31, 2016, Statement Pursuant to Paragraph (D)(4) of SEC Rule 17-a5 and Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the U.S. Securities and Exchange Commission at December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of Shot Tower Securities, LLC's financial statements. The supplemental information is the responsibility of Shot Tower Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 27, 2017

SHOT TOWER SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

## ASSETS

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 9,411 |
| Prepaid expenses | | 567 |
| TOTAL ASSETS | $ | 9,978 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ | 2,308 |
| Due to Parent | | 1,150 |
| TOTAL LIABILITIES | | 3,458 |
| MEMBER'S EQUITY | | 6,520 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 9,978 |

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| REVENUES | |
| Other revenue | $ 2 |
| TOTAL REVENUES | 2 |
| EXPENSES | |
| Professional Fees | 38,584 |
| Office and related | 1,810 |
| TOTAL EXPENSES | 40,394 |
| Net Loss | $ (40,392) |

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

| | | |
|---|---|---|
| MEMBER'S EQUITY, December 31, 2015 | $ | 11,912 |
| Member's contributions | | 35,000 |
| Net loss | | (40,392) |
| MEMBER'S EQUITY, DECEMBER 31, 2016 | $ | 6,520 |

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (40,392) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Changes in operating assets and liabilities: | |
| Prepaid expenses | (567) |
| Accounts payable | 2,308 |
| Due from Parent | 1,150 |
| NET CASH USED BY OPERATING ACTIVITIES | (37,501) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Member's contributions | 35,000 |
| NET CASH USED IN FINANCING ACTIVITIES | 35,000 |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | (2,501) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | 11,912 |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | $ 9,411 |

The accompanying notes are an integral part of this financial statement.

SHOT TOWER SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1 - Organization

Shot Tower Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in September, 2013, under the laws of the State of Delaware. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on June 10, 2014, which is the date that business commenced.

Shot Tower Securities, LLC is a single member LLC, wholly-owned by Shot Tower Capital, LLC (Parent). The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in Baltimore, MD.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records fees as they are earned based on the services provided, the closing of certain securities transactions, or as revenues are assigned by the Parent company. Fees assigned by the Parent company generally occur after the majority of the related expenses have been incurred.

The Company considers all fees receivable at December 31, 2016 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2016. Certain fees receivable can be settled in cash or securities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or State income taxes are provided as they are the responsibility of the member.

Note 2 - Summary of Significant Accounting Policies (continued)

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2011. The years 2013 to 2016 remain subject to examination by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $5,953, which exceeded its requirement by $953.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2016, this ratio was .58 to 1.

Note 4 (Continued)

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Transactions with Related Parties

The Company has a service agreement with its Parent which indirect expenses are paid by the Parent and only direct expenses are reimbursed to the Parent. The company as of December 31, 2016 owes the parent $1,150 of direct expense that were paid by the parent.

.Note 6 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2016 through the date of February 27, 2017 the Report of Independent Registered Public Accounting Firm on the financial statements, which is the date that the financial statements were issued. During this period, there were no material subsequent events requiring disclosure.

SHOT TOWER SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total Member's Equity | $ | 6,520 |
| DEDUCTIONS AND/OR CHANGES | | |
| Non-allowable assets | | 567 |
| NET CAPITAL | | 5,953 |
| Less: Minimum net capital requirements at 6.67% of aggregate indebtedness ($5,000 if higher) | | 5,000 |
| EXCESS NET CAPITAL | $ | 953 |
| AGGREGATE INDEBTEDNESS | | |
| Payables and other liabilities | $ | 3,458 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | .58 to 1 |

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5
Reconciliation of Net Capital with the Company's computation on the initial Part IIA of Form X-17A-5 as of December 31, 2016.

| | Member's Equity | Net Capital |
|---|---|---|
| As reported (unaudited) | $ 7,102 | $ 7,102 |
| Adjustments to the initial filing: | | |
| Increase in net loss | 582 | 582 |
| Increase in non-allowable assets | 567 | 567 |
| Total changes from initial filing | 1,149 | 1,149 |
| As reported in the audited statement of financial condition | $ 5,953 | $ 5,953 |

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.



Smith Elliott Kearns & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Member of
Shot Tower Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Shot Tower Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Shot Tower Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Shot Tower Securities, LLC stated that Shot Tower Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2016 without exception. Shot Tower Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shot Tower Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Smith Elliott Kearns & Company, LLC

Hagerstown, Maryland
February 27, 2017

SHOT TOWER SECURITIES, LLC

# EXEMPTION TO POSSESSION AND CONTROL REQUIREMENTS UNDER CUSTOMER PROTECTION RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

To the best knowledge and belief of Shot Tower Securities, LLC (the "Company"), the Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption, pursuant to subsection k(2)(i) of the Rule. This exemption was followed throughout the year ended December 31, 2016, without exception.

The Company provides investment banking and related financial advisory services to institutional clients.



David Dunn

Manager

Shot Tower Securities, LLC

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended December 31, 20 16
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-69380 FINRA DEC
Shot Tower Securities LLC
621 East Pratt St., Ste 600
Baltimore, MD 21202-3341

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Thomas Hopkins (603) 216-8933

| | | | |
|---|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | | $ 0 |
| B. | Less payment made with SIPC-6 filed (exclude interest)<br>_______ Date Paid | | ( 0) |
| C. | Less prior overpayment applied | | ( 0) |
| D. | Assessment balance due or (overpayment) | | 0 |
| E. | Interest computed on late payment (see instruction E) for_____days at 20% per annum | | 0 |
| F. | Total assessment balance and interest due (or overpayment carried forward) | | $ 0 |
| G. | PAID WITH THIS FORM:<br>Check enclosed, payable to SIPC<br>Total (must be same as F above) | $ 0 | |
| H. | Overpayment carried forward | $( 0) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_______________

_______________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Shot Tower Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FinOp/CFO
(Title)

Dated the_____ day of_______________, 20_____.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 16
and ending December 31, 20 16
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $ 1

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)

Financial Statements
And Independent
Auditor's Report
(Confidential Pursuant
to Rule 17a-5(e)(3))

December 31,
2016

# Shot Tower Securities, LLC

SHOT TOWER SECURITIES LLC

## CONTENTS